Alcan Inc.
1188 Sherbrooke Street West Montreal, Quebec H3A 3G2 Canada	Mailing Address: P.O. Box 6090 Montreal, Quebec H3C 3A7 Canada	Tel.:	(514) 848-8000
		Fax:	(514) 848-8115
www.alcan.com

1 March 2006

Via EDGAR

United States Securities and Exchange Commission

Office of Global Security Risk

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.

U.S.A.  20549-5546

Attention:  Cecilia D. Blye, Chief

Dear Ms. Blye:

SUBJECT:      Alcan Inc. Form 10-K for the fiscal year ended December 31, 2004
                      File No. 1-3677

We are writing in response to your letter of 15 February 2006 (the "Comment Letter"), containing comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the "Form 10-K") of Alcan Inc. ("Alcan").

In your letter, you requested that Alcan analyze and discuss the materiality of its contacts with Iran.  To facilitate the Staff's review, this letter includes the caption and comment from the Comment Letter in bold text, and provides Alcan's response immediately thereafter.

Annual Report on Form 10-K for the Year Ended December 31, 2004.

General

We note that in Exhibit 21 to your 10-K for the fiscal year ended December 31, 2000 you list as a subsidiary Swiss Aluminum Iran Ltd, which you describe as being organized under the laws of Iran.  You do not mention this subsidiary in lists of subsidiaries filed as exhibits to your subsequent 10-Ks. We also note news reports that a company you acquired, Pechiney, bid for the engineering, procurement and construction contract to build a new aluminum refinery in Iran.  In light of the fact that Iran has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control, please describe

ALCAN

for us the extent and nature of your past, current and anticipated contacts with Iran; advise us of the materiality to you of your contacts with Iran; and advise us of your view as to whether those contacts constitute a material investment risk for your security holders. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.  In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions.

Alcan's Response:  Alcan, which is organized under the laws of Canada, is a multinational aluminum and packaging company, with worldwide operations in primary aluminum and fabricated aluminum as well as flexible and specialty packaging, aerospace applications, bauxite mining and alumina processing.

As to the first part of the Staff's comment, Swiss Aluminium Iran Ltd. ("SAI"), the subsidiary specifically mentioned in the Comment Letter, was a subsidiary of Alusuisse Lonza Group AG ("algroup").  Algroup, which was acquired by Alcan in October 2000 (the "acquisition"), had divested its shareholding in SAI, effective 8 June 2000.  At the time of the acquisition, algroup was no longer a shareholder of SAI.  As a result, SAI was never a subsidiary of Alcan and Alcan never conducted business through SAI.  Because SAI continued to appear on algroup's corporate organizational charts for 2000, Alcan included the reference to SAI in its Form 10-K for the year ended December 31, 2000.

The second part of the Staff's comment requests a description of the nature and extent of Alcan's past, current and anticipated contacts with Iran.  By way of background virtually all contact between Alcan or any subsidiaries of Alcan and Iran or companies with ties to Iran has been attributable to operations of various former subsidiaries of algroup or Pechiney, the French company to which you refer in the Comment Letter.  Alcan acquired Pechiney through an unsolicited public offer that was completed on 9 February 2004 (the "acquisition").  Furthermore, to the extent that there have been any contacts with Iran, they have been made by non-U.S. subsidiaries at a local level or through international consortia, and in compliance with applicable laws.  The following paragraphs describe the principal direct or indirect contacts involving Iran by these subsidiaries.

Pechiney has provided information to a European-based general contractor for an international consortium, which contractor has bid on or provided quotations pertaining to two aluminum smelter projects in Iran.  To date, only one bid has been successful, and has resulted in the grant of a technology license for an anode baking furnace and certain ancillary and related business by Pechiney, its European subsidiaries and a

ALCAN

subsidiary of algroup.  Pechiney's relationship with this consortium existed prior to the acquisition.

Pechiney is also a party as licensor to an aluminum smelter technology transfer agreement relating to a third aluminum smelter project in Iran.  The project has not yet secured the funding necessary to proceed.

Three shipments of alumina destined for Iran have been shipped by non-U.S. subsidiaries of Alcan to European clients over the past five years.  An Italian subsidiary of Alcan, acquired with Pechiney, has made six shipments of packaging materials to clients in Iran during 2005 and 2006 (total sales value: approximately €650,000), and a Chinese subsidiary of Alcan, also acquired with Pechiney, made one shipment of ketchup packaging to Iran in the past year (sales value: $41,000).

Pechiney and other non-U.S. subsidiaries of Alcan have occasionally provided information to, or made preliminary contacts with entities operating in Iran.  These contacts include the making of two trial shipments to Iran (packaging material in one instance and synthetic cryolite, a chemical catalyst used in aluminum smelting, in the other).  No ongoing business relationships have resulted from these contacts.

Although certain of Alcan's businesses have identified other potential business opportunities involving companies with ties to Iran, no decisions have been taken to pursue any of these opportunities.

The Comment Letter also requests Alcan's views as to the materiality to Alcan of its contacts with Iran and, in particular, an assessment of whether these contacts constitute a material investment risk for our security holders.  As is apparent from the above descriptions, these contacts are de minimis to Alcan, both individually and in the aggregate.  Transactions with ties to Iran as a whole constitute well below one per cent of Alcan's annual consolidated revenues.  During Alcan's normal interactions with shareholders, prospective investors, industry analysts and other capital markets representatives, nothing has come to Alcan's attention that would suggest that any negative investor sentiment would result from these contacts.  Accordingly, Alcan's limited contacts with Iran in the circumstances described in this letter could not reasonably be considered to constitute a material investment risk for Alcan's security holders.

In providing this response, Alcan notes the following:

that it is responsible for the adequacy and accuracy of the disclosure in its filings;

that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

ALCAN

that Alcan may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

The inquiries conducted by Alcan in preparing this response are commensurate with the limited time period requested by the Staff for a response to its Comment Letter. A confirmatory review of potential contacts with businesses in Iran is being conducted and is scheduled to be completed on or about March 31, 2006.  In the event that any material contacts are uncovered from that review, Alcan will promptly supplement this letter.

If you have any further questions, please contact the undersigned at 514-848-1478 or Margaret Pfeiffer (202-956-7540) or Scott Miller (650-461-5620) of Sullivan & Cromwell LLP.

Sincerely,

ALCAN INC.

/s/ David L. McAusland

David L. McAusland

Executive Vice President, Corporate Development

and Chief Legal Officer

cc.       Travis Engen

Richard Evans

Michael Hanley

Roy Millington

Pierre Chenard

Ann Francis

Glenn Rioux